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Exhibit 21

List of Subsidiaries

Name of Subsidiary	State of Other Jurisdiction of Incorporation or Organization
MAXxess Systems, Inc. formally known as Gyyr Incorporated	California
Iteris, Inc., formally known as Odetics ITS, Inc. (63.7% subsidiary of Odetics, Inc.)	Delaware
Broadcast, Inc.	California
Meyer, Mohaddes Associates, Inc. (100% owned subsidiary of Iteris, Inc.)	California
Odetics Europe Limited	England and Wales
Odetics Asia Pacific Pte. Ltd	Singapore
MAXxess EUROPE Ltd (100% owned subsidiary of MAXxess Systems, Inc.)	England and Wales
Zyfer, Inc.	Delaware

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List of Subsidiaries